                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                            PrimeEnergy Corporation
                            -----------------------
                               (Name of Issuer)



                    Common Stock (par value $.10 per share)
                    ---------------------------------------
                         (Title of Class of Securities)



                                   74158E104
                                   ---------
                                (CUSIP Number)



                            Michael A. Varet, Esq.
                       Piper Marbury Rudnick & Wolfe LLP
                          1251 Avenue of the Americas
                           New York, New York 10020
                                (212) 835-6250
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 1, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


-------------------------------------------------------------------------------
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                         (Continued on following pages)

CUSIP Number: 74158E104
              -----------------

------------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSON:
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):

                         Robert de Rothschild
------------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 (3)  SEC USE ONLY


------------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                [_]
 ------------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      France
------------------------------------------------------------------------------
                     (7)  SOLE VOTING POWER

     NUMBER OF            ---

      SHARES       -----------------------------------------------------------
                     (8)  SHARED VOTING POWER
   BENEFICIALLY
                          ---
     OWNED BY
                   -----------------------------------------------------------
       EACH          (9)  SOLE DISPOSITIVE POWER

    REPORTING             ---

      PERSON       -----------------------------------------------------------
                     (10) SHARED DISPOSITIVE POWER
       WITH
                          ---

------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      516,361
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [X]


------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.3%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

CUSIP Number: 74158E104
              -----------------

------------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSON:
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):

                   Amrace Inc.
------------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 (3)  SEC USE ONLY


------------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                [_]
 ------------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware (USA)
------------------------------------------------------------------------------
                     (7)  SOLE VOTING POWER

     NUMBER OF            493,732

      SHARES       -----------------------------------------------------------
                     (8)  SHARED VOTING POWER
   BENEFICIALLY
                          ---
     OWNED BY
                   -----------------------------------------------------------
       EACH          (9)  SOLE DISPOSITIVE POWER

    REPORTING             493,732

      PERSON       -----------------------------------------------------------
                     (10) SHARED DISPOSITIVE POWER
       WITH
                          ---

------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      493,732
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [_]


------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.8%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

CUSIP Number: 74158E104
              -----------------

------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON:
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):

                     A. Stanley Gluck
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            ----

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
                          22,629
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             ----

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
       WITH
                          22,629
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,629

------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.5%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN    OO
------------------------------------------------------------------------------

CUSIP Number: 74158E104
              -----------------

------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON:
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):

                    Michael A. Varet
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            ----

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
                          22,629
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             ----

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
       WITH
                          22,629
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,629

------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]


------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN   OO
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

This Schedule 13-D relates to the Common Stock ($.10 par value) of PrimeEnergy Corporation ("PEC"). PEC's principal office is located at One Landmark Square, Stamford, Connecticut 06901.

Item 2.  Identity and Background.

This Schedule is being filed on behalf of the group of PEC Common Stockholders that consists of (i) Amrace Inc., (ii) Robert de Rothschild and (iii) a trust of which Mr. de Rothschild is the current income beneficiary and Messrs. A. Stanley Gluck and Michael A. Varet are the trustees. Each of the corporation identified in clause (i), and the trust referred to in clause (iii), disclaims beneficial ownership, and power to vote or dispose of, securities the ownership of which is reported on by any of the other reporting persons or by Mr. de Rothschild.

Name and
Business                                                             Criminal           Legal
Address                             Citizenship     Occupation      Conviction**     Proceedings***
--------                            -----------     ----------      ----------       -----------
Amrace Inc. ("Amrace")              Delaware        Holding            No               No
1013 Centre Road                                    Company
Wilmington, Delaware 19805-1297

Robert de Rothschild                France          Investor           No               No
51st Floor
1251 Avenue of the Americas
New York, New York 10020

A. Stanley Gluck*                   U.S.A.          Executive          No               No
NC Services Inc.
51st Floor
1251 Avenue of the Americas
New York, New York 10020

Michael A. Varet*                   U.S.A.          Lawyer             No               No
29th Floor
1251 Avenue of the Americas
New York, New York 10020

____________________________

*     As co-trustee of a trust for the benefit of Robert de Rothschild.

** Response in this column indicates whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

*** Response in this column indicates whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      The following information is furnished with respect to those reporting persons which are corporations:

2.1 Amrace Inc.

      2.1.1  Directors

             2.1.1(a)  A. Stanley Gluck

                    Business Address:

                    c/o NC Services Inc.
                    1251 Avenue of the Americas
                    51st Floor
                    New York, New York 10020

                    Principal Occupation:

                    President
                    NC Services Inc.
                    1251 Avenue of the Americas
                    51st Floor
                    New York, New York 10020

                    Ownership of PEC Securities: See cover sheet for
                    A. Stanley Gluck

                    Citizenship: U.S.A.

            2.1.1(b)  Michael A. Varet

                   Business Address:

                   c/o Piper Marbury Rudnick & Wolfe LLP
                   1251 Avenue of the Americas
                   29th Floor
                   New York, New York 10020

                   Principal occupation:

                   Lawyer
                   Piper Marbury Rudnick & Wolfe LLP
                   1251 Avenue of the Americas
                   29th Floor
                   New York, New York 10020

                   Ownership of PEC Securities: See cover sheet for Michael A. Varet

                   Citizenship  U.S.A.

     2.1.2  Executive Officers

            2.1.2(a)  A. Stanley Gluck - President (See 2.1.1(a) above)

            2.1.2(b)  Michael A. Varet - Vice President (See 2.1.1 (b) above)

            2.1.3     Control Person

                   Robert de Rothschild

                   Business Address:

                   1251 Avenue of the Americas
                   51st Floor
                   New York, New York 10020

                   Principal Occupation:  Private Investor

                   Ownership of PEC Securities: See cover sheet for Robert de Rothschild

                   Citizenship: France

     Other Matters. None of Messrs. de Rothschild, Gluck or Varet has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     All PEC Common Stock owned by the Reporting Persons was acquired by purchase utilizing, in the case of Robert de Rothschild his personal funds; in the case of the previously mentioned trust of which Messrs. Gluck and Varet are co-trustees, funds constituting the principal of the trust; and, in the case of Amrace, working capital, except that 293,732 shares of PEC Common Stock now owned by Amrace were acquired by Amrace as the result of a statutory merger between Amrace and The American Energy Co., Inc., a New York corporation ("AEC"), effective November 24, 1997, pursuant to which AEC was merged with and into Amrace with Amrace as the surviving corporation. The 293,732 shares of PEC Common Stock so acquired by Amrace from AEC were originally acquired by AEC as a distribution from a joint venture in which it was a participant. No borrowed funds have been used by any of the Reporting Persons to acquire PEC Common Stock.

Item 4.  Purpose of Transaction.

     The original purpose of the Reporting Persons in acquiring the PEC Common Stock was to hold the stock for investment. This Amendment No. 3 is filed solely to report a change in ownership position from 11.3% to 12.3% due to a decrease in PEC's issued and outstanding Common Stock to 4,197,795.

     Although the Reporting Persons may develop other plans or proposals in the future, at present they have no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                       Shares with Sole     Shares with
Name of                Voting and           Shared Voting    Total Number
Reporting              Dispositive          and Dispositive  of Shares        Total Percent
Person                 Power                Power            Owned            of Class Owned*
------                 -----                -----            -----            ---------------
Amrace                 493,732               --              493,732          11.8

Robert de
Rothschild              --                   --              516,361**        12.3

A. Stanley***                                          )
Gluck, as Trustee       --                  22,629     )
                                                       )
Michael A.***                                          )
Varet, as Trustee       --                  22,629     )      22,629****       0.5

     None of the Reporting Persons have engaged in any transactions in PEC Common Stock in the past sixty days.

_____________________________

      * Based upon 4,197,795 shares of PEC Common Stock issued and outstanding on August 30, 2000, as advised by PEC.

      **   Includes 493,732 shares of PEC Common Stock owned of record by Amrace and 22,629 shares of PEC Common Stock owned of record by a trust for Mr. de Rothschild's benefit.

      ***  Disclaims beneficial ownership of the reported shares.

      **** Alfred Hartmann who was reported on the original Schedule 13D as a co-trustee with Messrs. Gluck and Varet has resigned and no longer serves as a co-trustee.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements or understandings among the Reporting Persons listed in Item 2 either among themselves or with other persons with respect to any securities of the issuer. The following relationships exist among such persons: Messrs. Gluck and Varet are co-trustees of a trust for Mr. de Rothschild's benefit which owns (a) PEC Common Stock and (b) 33-1/3 percent of the outstanding stock of Amrace, the balance of which stock is owned by Mr. de Rothschild. Prior to the merger of Amrace and AEC, the shares of outstanding stock of AEC were owned 33-1/3 percent by such trust and the balance was owned by Mr. de Rothschild. Mr. Gluck is employed by a subsidiary of a company in which Mr. de Rothschild and members of his family have an indirect interest. Because of such relationships the Reporting Persons may be deemed to constitute a group.

Item 7.  Material to be filed as Exhibits.

None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: September 20, 2000


                                    AMRACE INC.


                                    By: /s/ A. Stanley Gluck
                                        ----------------------------
                                        Name: A. Stanley Gluck
                                        Title: President


                                    /s/ Robert de Rothschild
                                    --------------------------------
                                    Robert de Rothschild


                                    /s/ A. Stanley Gluck
                                    --------------------------------
                                    A. Stanley Gluck



                                    /s/ Michael A. Varet
                                    --------------------------------
                                    Michael A. Varet